AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 5, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Subject Company)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

246060107
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Enhanced Global Dividend and Income Fund
2005 Market Street
Philadelphia, Pennsylvania 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $37,958,062 (a)       AMOUNT OF FILING FEE: $4,725.79 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 3,165,810 shares of Common Shares of Delaware Enhanced Global Dividend and Income Fund by $11.99, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on September 20, 2018.

(b) Calculated as $124.50 per $1,000,000 of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $4,725.79
Form or Registration No.:   Schedule TO

Filing Party:	Delaware Enhanced Global Dividend and Income Fund
Date Filed:	September 28, 2018

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.

/X/	issuer tender offer subject to Rule 13e-4.

/ /	going-private transaction subject to Rule 13e-3.

/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	/X/

EXPLANATORY NOTE

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 28, 2018, by Delaware Enhanced Global Dividend and Income Fund, a Delaware statutory trust (the "Fund"), relating to an offer to purchase for cash up to 3,165,810 shares of its issued and outstanding common shares, without par value, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.
ITEM 12.  EXHIBITS
(a)(5)(ii)  Press Release dated November 2, 2018

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

/s/ Richard Salus
Richard Salus
Senior Vice President and Chief Financial Officer

November 5, 2018